SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act Of 1934

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
(Name of Subject Company (Issuer))

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
(Name of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

64190A103
(CUSIP Number of Class of Securities)

Robert Conti
Chief Executive Officer and President
Neuberger Berman Real Estate Securities Income Fund Inc.
c/o Neuberger Berman Management LLC
605 Third Avenue
New York, NY 10158-0180
Telephone:  (877) 628-2583
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Arthur C. Delibert, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006
Telephone:  (202)  778-9000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$12,302,691 (a)	$1,409.89 (b)

(a)           Calculated as the aggregate maximum purchase price to be paid for 2,936,203 shares in the offer, based upon a price of 98% of the net asset value per share of $4.28 on October 24, 2011.
(b)           Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO is filed by Neuberger Berman Real Estate Securities Income Fund Inc., a Maryland corporation (the “Fund”).  This Schedule TO relates to the Fund’s offer to purchase up to 5% of its outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”) (the “Offer”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated October 31, 2011 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  The price to be paid for the Common Stock is an amount per share, net to the seller in cash, equal to 98% of the net asset value per share as determined by the Fund at the close of regular trading on the New York Stock Exchange on November 29, 2011, or such later date to which the Offer is extended.  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.	Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated October 31, 2011.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Notice of Withdrawal.
(a)(5)	Press Release issued by the Fund dated October 31, 2011.

Item 13.

Not applicable.

Signature
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

Dated as of:	October 31, 2011

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated October 31, 2011.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Notice of Withdrawal.
(a)(5)	Press Release issued by the Fund dated October 31, 2011.